SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                           ---------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Nobel Education Dynamics, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)


                                    65488410
                                 (CUSIP number)


                           William L. Walton, Chairman
                           Allied Capital Corporation
                         1919 Pennsylvania Avenue, N.W.
                              Washington, D.C.20006
                                 (202) 331-1112
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 30, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                                       13D
                               CUSIP No. 65488410

1         Name(s) of reporting person(s)SS or IRS              Allied Capital Corporation
          identification number(s)  of person(s)               52-1081052


2         Check the appropriate box if a member of a group     (a) [X]

                                                               (b) [   ]
3         SEC USE ONLY

4         Source of funds                                      WC, OO

5         Check if disclosure of legal proceedings is          [   ]
          required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization                 Maryland

          Number of shares beneficially owned by each reporting person with:

7         Sole voting power                                    840,318

8         Shared voting power                                  0

9         Sole dispositive power                               840,318

10        Shared dispositive power                             0

11        Aggregate amount beneficially owned by each          1,106,256
          reporting person
12        Check if the aggregate amount in row 11 excludes     [    ]
          certain shares

13        Percent of class represented by amount in row 11     15.89%

14        Type of reporting person                             CO, IV



                                       13D
                               CUSIP No. 65488410

1         Name(s) of reporting person(s)SS or IRS              Allied Investment Corporation
          identification number(s)  of person(s)               52-1278855


2         Check the appropriate box if a member of a group     (a) [X]

                                                               (b) [   ]
3         SEC USE ONLY

4         Source of funds                                      WC, OO

5         Check if disclosure of legal proceedings is          [   ]
          required pursuant to Item 2(d) or 2(e)

6         Citizenship or place of organization                 Maryland

          Number of shares beneficially owned by each reporting person with:

7         Sole voting power                                    265,938

8         Shared voting power                                  0

9         Sole dispositive power                               265,938

10        Shared dispositive power                             0

11        Aggregate amount beneficially owned by each          1,106,256
          reporting person

12        Check if the aggregate amount in row 11 excludes     [    ]
          certain shares

13        Percent of class represented by amount in row 11     15.89%
14        Type of reporting person                             CO, IV


Item 1. Security and Issuer.
               This  statement  relates  to the Series D  Convertible  Preferred
               Stock and Common Stock Purchase Warrants of Nobel Education Dynamics, Inc., a Delaware corporation (the "Issuer"). The Issuer's executive offices are located at Rose Tree Corporate Center II, 1400 N. Providence Road, Suite 3055, Media, PA 19063.

Item 2. Identity and Background.
               Each of Allied Capital Corporation ("ACC"), Allied Investment Corporation ("AIC"), Allied Capital Corporation II ("ACCII") and Allied Investment Corporation II ("AICII") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). ACC, AIC, ACCII and AICII are collectively referred to herein as the "Purchasers." In December, 1997, ACCII was merged into ACC, and AICII was merged into AIC. All debentures, Series D Convertible Preferred Stock and Common Stock Purchase Warrants of the Issuer previously held by ACCII are now held by ACC and all debentures, Series D Convertible Preferred Stock and Common Stock Purchase Warrants of the Issuer previously held by AICII are now held by AIC.

               ACC has elected to be regulated as a business development company under the 1940 Act. AIC is a wholly-owned subsidiary of ACC. ACC and AIC are both organized as Maryland corporations and have their principal place of business located at 1919 Pennsylvania Avenue, N.W., 3rd Floor, Washington, D.C. 20006.

               During the last five years, neither ACC, AIC, nor any of their respective executive officers or directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

               Pursuant to the terms of an Investment Agreement dated August 30, 1995, by and among the Purchasers, the Issuer and certain affiliates of the Issuer, Purchasers acquired debentures, Series D Convertible Preferred Stock and Common Stock Purchase Warrants of the Issuer. In consideration of an investment in the aggregate amount of $8,000,000, the Purchasers received from the Issuer debentures in the aggregate principal amount of $6,000,000, 1,063,830 shares of Series D Convertible Preferred Stock, and Common Stock Purchase Warrants to purchase in the aggregate up to 1,236,171 shares of the Issuer's Common Stock. The Series D Convertible Preferred Stock is convertible into Common Stock at an initial ratio of 1 to 1 at any time until August 31, 2003 when the preferred stock expires. As a result of a 4 for 1 stock split effected by the Issuer in 1995, the Series D Convertible Preferred Stock held by the Purchasers is convertible into 265,958 shares of Issuer's Common Stock and the Common Stock Warrants held by the Purchasers give the Purchasers the right to acquire only up to 309,043 shares of Issuer's Common Stock. Each Purchaser invested monies available from its working capital cash position of its portfolio.

               Pursuant to the terms of an Investment Agreement dated June 30, 1998, by and among ACC, the Issuer and certain affiliates of the Issuer, ACC acquired a note and certain Common Stock Purchase Warrants of the Issuer. In consideration of an investment in the aggregate amount of $10,000,000, the Issuer issued a note in the aggregate principal amount of $10,000,000, together with Common Stock Purchase Warrants to purchase in the aggregate up to 531,255 shares of Common Stock of the Issuer. ACC invested monies available from its working capital cash position of its portfolio.

               Although no Purchasers borrowed funds specifically to finance the above-referenced transactions, for the general purpose of financing investments, ACC and AIC maintain the following debt facilities: ACC (i) maintains a revolving line of credit with a bank in the principal amount of $200 million, (ii) has issued unsecured long-term notes with private institutional lenders in the amount of $180 million; (iii) in conjunction with a private REIT, maintains a Master Loan and Security Agreement to facilitate borrowing up to $250 million, of which $100 million is committed; (iv) together with a private REIT as co-borrowers under a master repurchase agreement whereby they can borrow up to $250 million, of which $100 million is committed, (v) has borrowed $5.7 million from the Overseas Private Investment Corporation. AIC has issued and sold subordinated debentures to the Small Business Administration in the aggregate principal amount of $51.3 million.

Item 4. Purpose of Transaction.

               ACC and AIC acquired the securities of the Issuer in the ordinary course of its business seeking to achieve its investment objectives and in accordance with its investment policies and restrictions. Neither ACC nor AIC has any plan or proposal which relates to or would result in any action described in (a) through
               (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

               (a) In the aggregate, the ACC and AIC have the right to acquire up to 1,106,256 shares (15.89%) of the Common Stock of the Issuer.

               (b) Upon exercise of the warrants, ACC would have sole power to vote, and sole power to dispose of 840,318 shares of Common Stock of the Issuer, and AIC would have the sole power to vote, and sole power to dispose of 265,938 shares.

               (c) See Item 3.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.

Item 7. Material to be Filed as Exhibits.

               SEC Investment Company Act Release No. IC-22941, dated December 16, 1997, is hereby incorporated by reference to SEC File No. 812-10870.


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



                                   Signatures

After  reasonable   inquiry  and  to  the  best  knowledge  and  belief  of  the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.


Dated:  October 22, 1998


                                                 ALLIED CAPITAL CORPORATION


                                    By:   /s/ William L. Walton
                                          -------------------------------------
                                          William L. Walton
                                          President and Chief Executive Officer



                                                ALLIED INVESTMENT CORPORATION


                                      By:   /s/ William L. Walton
                                          -------------------------------------
                                          William L. Walton
                                          President and Chief Executive Officer